UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 10)

Under the Securities Exchange Act of 1934

INFINITO GOLD LTD.

(formerly Vannessa Ventures Ltd.)

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

45671C106

(CUSIP Number)

D.W. Walker

102 8th Avenue SW

Calgary, Alberta, Canada T2P 1B3

Tel.:  (403) 231-7773

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 27, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    NOT APPLICABLE

CUSIP No. 45671C106	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Exploram Enterprises Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,171,363
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,171,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,171,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45671C106	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Coril Holdings Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,171,363
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,171,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,171,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45671C106	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	R.N. Mannix Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,171,363
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,171,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,171,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45671C106	Page 5

SCHEDULE 13D

(Amendment No. 10)

The Statement on Schedule 13D, dated April 20, 2006, initially filed by Exploram Enterprises Ltd. (“Exploram”), Coril Holdings Ltd. (“Coril”) and R.N. Mannix, as amended by Amendment No. 1, dated April 26, 2006, Amendment No. 2, dated June 21, 2006, Amendment No. 3 dated July 24, 2006, Amendment No. 4 dated November 8, 2006, Amendment No. 5, dated January 11, 2007, Amendment No. 6, dated February 27, 2007, Amendment No. 7, dated June 7, 2007, Amendment No. 8, dated March 18, 2008, and Amendment No. 9, dated April 23, 2008 (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 10, dated June 4, 2008 (the “Amendment”), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Shares of Infinito Gold Ltd. (formerly Vannessa Ventures Ltd.) (the “Issuer”).  Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

Item 1.

Security and Issuer

Item 1 is hereby amended to replace the prior name of the Issuer, Vannessa Ventures Ltd., with the current name of the Issuer, Infinito Gold Ltd. pursuant to the name change announced by the Issuer on May 28, 2008.  The Amendment also reflects the new CUSIP number of the Issuer assigned in connection with the name change.

Item 4.

Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

The Shares beneficially held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Reporting Persons’ behalf.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

The Shares beneficially held by the Directors and Executive Officers were acquired for, and are being held for, investment purposes on such persons’ behalf.

In an effort to protect their investment and the investments made on behalf of the investors in funds managed by the Reporting Persons, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Reference is made to Item 6 hereof for discussion of the following:

(a)

On January 31, 2006, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby, subject to regulatory approval, the Issuer would issue to Exploram a Secured Convertible Debenture in the principal amount of Cdn. $5,000,000 bearing interest at 9.5% per annum payable semi-annually on July 31 and January 31 of each year commencing July 31, 2006 until the maturity date.  The Debenture is convertible into Shares at any time after January 31, 2007, at a price of Cdn. $0.635 per Share.  In addition, for every dollar of principal outstanding on February 1, 2007, the Issuer agreed to issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at Cdn. $0.635 per Share.  On February 1, 2007, the full principal amount of the Debenture remained outstanding and accordingly the Issuer issued to Exploram 5,000,000 warrants having the foregoing terms (see (h) below).  The warrants expired unexercised.  Beneficial ownership totals for the Reporting Persons herein include 7,874,016 Shares that would be issuable upon conversion of the entire principal amount of the Secured Convertible Debenture.

(b)

On February 9, 2006, Exploram borrowed Cdn. $500,000 from Coril and advanced Cdn. $500,000 as an advance on the Cdn. $5,000,000 Secured Convertible Debenture.

(c)

On March 1, 2006 Exploram borrowed Cdn. $4,500,000 from Coril on an interest bearing basis and advanced Cdn. $4,500,000 to complete the Secured Convertible Debenture.

CUSIP No. 45671C106	Page 6

(d)

On April 13, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a Secured Debenture payable on demand any time after June 30, 2006. On May 31, 2007, the Issuer repaid these funds to Exploram.

(e)  On June 19, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) August 31, 2006, (as of May 15, 2007, Exploram and the Company agreed to extend this date to June 15, 2008).

(f)

On October 30, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) December 31, 2006.  On May 31, 2007, the Issuer repaid these funds to Exploram.

(g)  On December 27, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) February 28, 2007.

(h)

On February 1, 2007, Exploram acquired 5,000,000 common share purchase warrants entitling it to purchase one common share of the Issuer for each warrant at Cdn. $0.635 per Share pursuant to the above Secured Convertible Debenture dated March 1, 2006.  The warrants expired unexercised.

(i)

On February 15, 2007, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby the Issuer issued 5,000,000 Units (as hereinafter defined) of the Issuer at a price of Cdn. $0.30 per Unit to Exploram, the sole subscriber in the placement, for an aggregate purchase price of Cdn. $1,500,000.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of Cdn. $0.40 per Warrant Share for a period of twelve months from the date of closing and at a price of Cdn. $0.50 per share for the period thereafter until twenty-four months from the date of closing.  An aggregate 5,000,000 common shares and 2,500,000 warrants were issued to Exploram in this placement.  On January 22, 2008, Exploram exercised the foregoing warrants at an exercise price of Cdn. $0.40 per share for aggregate consideration to the Issuer of Cdn. $1,000,000.  See (k) below.

(j)

On May 15, 2007, as previously reported by the Issuer, Exploram purchased 4,285,714 Units (as hereinafter defined) from the Issuer on a private placement basis, at a price of Cdn. $0.35 per Unit, for an aggregate purchase price of Cdn. $1,500,000.  The Issuer issued an aggregate 18,571,371 Units in the private placement including those issued to Exploram.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of Cdn. $0.45 per Warrant Share until May 15, 2009.  An aggregate 4,285,714 common shares and 2,142,857 warrants were issued to Exploram in this placement.

CUSIP No. 45671C106	Page 7

(k)

On January 22, 2008, Exploram exercised 2,500,000 warrants acquired as part of the non-brokered private placement of February 15, 2007, at an exercise price of Cdn. $0.40 per share for aggregate consideration to the Issuer of Cdn. $1,000,000.

(l)

On March 25, 2008, Exploram issued 30,239 common shares for aggregate consideration of Cdn. $3,175,095 to Coril and advanced Cdn. $3,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) September 30, 2008.

(m)

On May 27, 2008, Coril advanced Cdn. $2,000,000 to Exploram in consideration of a Demand Promissory Note, and Exploram advanced Cdn. $2,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) September 30, 2008.

Other than as set forth above, none of the Reporting Persons, nor any of the Directors and Executive Officers, have formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer of its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

CUSIP No. 45671C106	Page 8

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read in its entirety as follows:

On January 31, 2006 as previously announced by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby, subject to regulatory approval the Issuer would issue to Exploram a Secured Convertible Debenture in the principal amount of Cdn. $5,000,000.  The Secured Convertible Debenture would mature on January 31, 2009 and interest would be payable on the principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31 of each year commencing July 31, 2006 until the maturity date.  The principal amount outstanding under the convertible debenture may be:

i)

converted into common shares at any time after January 31, 2007 at a price of Cdn. $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to January 31, 2006); and

ii)

repaid by the Issuer at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.

In addition, for every dollar of principal outstanding on February 1, 2007, the Issuer agreed to issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at Cdn. $0.635 per share.  On February 1, 2007, the full principal amount of the Debenture remained outstanding and accordingly the Issuer issued to Exploram 5,000,000 warrants having the foregoing terms.  The warrants expired unexercised.  The Issuer’s obligations under the convertible debenture are secured by a general security agreement over the Corporation’s assets and a pledge of the shares of each of its subsidiaries.  The Issuer agreed to pay Exploram a structuring fee of Cdn. $90,000 in respect of the placement.

The Shares beneficially owned by the Reporting Persons as set forth herein include 7,874,016 Shares that would be issuable upon conversion of the entire principal amount of the Secured Convertible Debenture.

On February 9, 2006 Exploram borrowed Cdn. $500,000 from Coril and advanced Cdn. $500,000 towards the Cdn. $5,000,000 non brokered private placement.  On March 1, 2006, Exploram borrowed Cdn. $5,000,000 and advanced Cdn. $4,500,000 to the Issuer and executed all documentation to enter into the Secured Convertible Debenture.

On April 13, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after June 30, 2006, bearing interest at 9.5% compounded annually and payable monthly.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.  On May 31, 2007, the Issuer repaid these funds to Exploram.

On June 19, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) August 31, 2006 (as of May 15, 2007, Exploram and the Company agreed to extend this date to June 15, 2008).  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

On October 30, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) December 31, 2006.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing. On May 31, 2007, the Issuer repaid these funds to Exploram.

CUSIP No. 45671C106	Page 9

On December 27, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) February 28, 2007.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

On February 1, 2007, Exploram acquired 5,000,000 common share purchase warrants entitling it to purchase one common share of the Issuer for each warrant at Cdn. $0.635 per Share pursuant to the above Secured Convertible Debenture dated March 1, 2006.  The warrants expired unexercised.

On February 15, 2007, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby the Issuer issued 5,000,000 Units (as hereinafter defined) of the Issuer at a price of Cdn. $0.30 per Unit to Exploram, the sole subscriber in the placement, for an aggregate purchase price of Cdn. $1,500,000.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of Cdn. $0.40 per Warrant Share for a period of twelve months from the date of closing and at a price of Cdn. $0.50 per share for the period thereafter until twenty-four months from the date of closing.  An aggregate 5,000,000 common shares and 2,500,000 warrants were issued to Exploram in this placement.  On January 22, 2008, Exploram exercised the foregoing warrants at an exercise price of Cdn. $0.40 per share for aggregate consideration to the Issuer of Cdn. $1,000,000.  See below.

On May 15, 2007, as previously reported by the Issuer, Exploram purchased 4,285,714 Units (as hereinafter defined) from the Issuer on a private placement basis, at a price of Cdn. $0.35 per Unit, for an aggregate purchase price of Cdn. $1,500,000.  The Issuer issued an aggregate 18,571,371 Units in the private placement including those issued to Exploram.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of Cdn. $0.45 per Warrant Share until May 15, 2009.  An aggregate 4,285,714 common shares and 2,142,857 warrants were issued to Exploram in this placement.

On January 22, 2008, Exploram exercised 2,500,000 warrants acquired as part of the non-brokered private placement of February 15, 2007, at an exercise price of Cdn. $0.40 per share for aggregate consideration to the Issuer of Cdn. $1,000,000.

On March 25, 2008, Exploram issued 30,239 common shares for aggregate consideration of Cdn. $3,175,095 to Coril and advanced Cdn. $3,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) September 30, 2008.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

On May 27, 2008, Coril advanced Cdn. $2,000,000 to Exploram in consideration of a Demand Promissory Note, and Exploram advanced Cdn. $2,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) September 30, 2008.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

CUSIP No. 45671C106	Page 10

Item 7.

Material to be Filed as Exhibits

Exhibit A

Demand Promissory Note made by the Issuer in favor of Exploram Enterprises Ltd., dated May 27, 2008

CUSIP No. 45671C106	Page 11

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 4, 2008	Exploram Enterprises Ltd.

By:	/s/ D.W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R.M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: June 4, 2008	Coril Holdings Ltd.

By:	/s/ D.W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R.M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: June 4, 2008	R. N. Mannix, individually

/s/ R.N. Mannix

Exhibit A

DEMAND PROMISSORY NOTE

May 27th 2008	Cdn. $2,000,000

FOR VALUE RECEIVED, Vannessa Ventures Ltd., a corporation incorporated under the laws of British Columbia (the "Corporation") hereby promises to pay ON DEMAND, provided such demand is made after the earlier of:

(a)

the occurrence of an Event of Default (as that term is defined in the Secured Convertible Debenture dated March 1, 2006 given by the Corporation to the Holder); and

(b)

September 30, 2008,

to Exploram Enterprises Ltd., together with its successors and assigns (the "Holder"), the amount of Cdn. $2,000,000 (the "Advance Amount"), in lawful money of Canada at the principal offices of Exploram Enterprises Ltd. in Calgary, Alberta, and to pay interest on the outstanding amount owing from time to time at the rate of 9.5% per annum commencing on the date of this Promissory Note until full and final payment.  Interest accruing and due hereunder shall be payable in cash, monthly in arrears, on the last day of each month commencing on June 30, 2008 in lawful money of Canada, at Calgary, Alberta.  The Advance Amount or any part thereof may be repaid in whole or in part at any time by the Corporation without penalty.

This Note is secured by a general security agreement provided by the Corporation to the Holder on March 1, 2006.

The Corporation will pay on demand all costs of collection and legal fees on a solicitor and his own client full indemnity basis paid or incurred by the Holder in enforcing the obligations of the Corporation hereunder.

The Corporation waives presentment, demand, notice of dishonor, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right under this Note.  No waiver of any right shall be effective unless in writing and signed by the Holder, nor shall a waiver on one occasion be construed as a bar to or waiver of any such right on any future occasion.

This Note shall be governed by and construed in accordance with the laws in force from time to time in the Province of Alberta, Canada, without regard to its choice of law principles.

Dated this 27th day of May, 2008.

VANNESSA VENTURES LTD.

By: ________________________________

Name:

J.R. Morgan

Title:

President & Chief Executive Officer

By: ________________________________

Name:

C.B. Boyer

Title:

Controller